Exhibit 12.1

Whole Foods Market, Inc.
Computation of Ratio of Earnings to Fixed Charges
(In millions, except ratio data)

	September 28, 2014	September 29, 2013	September 30, 2012	September 25, 2011	September 26, 2010
Earnings:
Income before income taxes	$946	$894	$752	$552	$412

Rent expense	407	374	353	322	304
	x 1/3	x 1/3	x 1/3	x 1/3	x 1/3
One-third of rent expense	136	125	118	107	101
Interest expense	—	—	—	4	33
Fixed charges to add to earnings	136	125	118	111	134
Total available earnings	$1,082	$1,019	$870	$663	$546

Fixed charges:
Interest expense	$—	$—	$—	$4	$33
Capitalized interest	—	—	1	3	4
Total interest	—	—	1	7	37
One-third of rent expense	136	125	118	107	101
Preferred share dividends	—	—	—	—	6
Total fixed charges	$136	$125	$119	$114	$144

Ratio of earnings to fixed charges	7.97x	8.18x	7.33x	5.83x	3.81x